UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, November 13, 2007 – CPFL Energia S.A. (Bovespa: CPFE3 and Nyse: CPL), announces the 3Q07 results. The following financial and operational information, unless otherwise indicated, is presented in a consolidated form and in accordance with Company Legislation. Comparisons are relative to 3Q06, unless otherwise stated.

CPFL ENERGIA ANNOUNCES NET INCOME OF R$ 428 MILLION IN 3Q07

INDICATORS (R$ Million)	3Q07	3Q06	Var.	9M07	9M06	Var.
Sales within the Concession Area - GWh	11,642	10,655	9.3%	34,270	30,447	12.6%
Captive Market	8,751	8,166	7.2%	25,990	23,452	10.8%
TUSD	2,891	2,489	16.2%	8,280	6,995	18.4%
Sales in the Free Market - GWh	2,460	2,322	5.9%	6,605	6,938	-4.8%
Gross Operating Revenue	3,627	3,220	12.6%	10,378	8,947	16.0%
Net Operating Revenue	2,404	2,076	15.8%	6,781	5,779	17.3%
EBITDA	880	792	11.2%	2,563	2,105	21.8%
EBITDA Margin	36.6%	38.1%	-1.5%	37.8%	36.4%	1.4%
Net Income	428	447	-4.1%	1,271	1,059	20.0%
Net Income per Share - R$	0.89	0.93	-4.1%	2.65	2.21	20.0%
Investments	316	194	62.5%	865	557	55.4%

3Q07 HIGHLIGHTS

  Acquisition of the Franca Region Electrification and Development Cooperative (CERFRA);
  Growth of 9.3% in electric power sales within the concession area;
  Net operating revenue grows by 15.8%, and EBITDA(1) by 11.2%;
  CPFL Energia average daily trading volume hits R$ 33.5 million in 9M07, an increase of 93.9% compared to 2006.

(1) EBITDA is calculated as net income before taxes, financial expenses, income, depreciation, amortization and pension fund contributions plus adjustments for extraordinary items.

Teleconference in Portuguese with Simultaneous Translation in English (Bilingual Q&A)

• Wednesday, November 14, 2007 – 02:00 pm (SP), 11:00 am (US-ET)

Portuguese: 55-11-4688-6301 – Code: CPFL

English: 1-888-700-0802 (US) and 1-786-924-8430 (Other Countries) – Code: CPFL

• Webcast: www.cpfl.com.br/ir

3Q07 Results | November 13, 2007

1) ENERGY SALES

1.1) Sales within the Concession Area

In 3Q07, sales within the concession area by the distributors totaled 11,642 GWh, representing an increase of 9.3%, due mainly to the acquisitions of Santa Cruz and CMS Energy (currently denominated as CPFL Jaguariúna). Discounting the effect of the acquisitions, the increase would have been 4.0% .

Sales within the Concession Area - GWh
	3Q07	3Q06	Var.	9M07	9M06	Var.
Captive Market	8,751	8,166	7.2%	25,990	23,452	10.8%
TUSD	2,891	2,489	16.1%	8,280	6,995	18.4%
Total	11,642	10,655	9.3%	34,270	30,447	12.6%

Sales to the captive market were 8,751 GWh, an increase of 7.2%, due to the organic growth in the CPFL Energia concession area and the acquisitions of Santa Cruz and CMS Energy.

The volume corresponding to the Tariff for the Use of the Distribution System (TUSD), by free customers who left the CPFL Energia captive customer base, reached 2,891 GWh, an increase of 16.1% .

1.1.1) Sales to the Captive Market

Captive Market - GWh
	3Q07	3Q06	Var.	9M07	9M06	Var.
Residential	2,671	2,430	9.9%	7,993	7,020	13.9%
Industrial	2,894	2,817	2.7%	8,398	8,054	4.3%
Commercial	1,487	1,386	7.3%	4,739	4,199	12.9%
Rural	669	571	17.2%	1,802	1,439	25.3%
Others	1,030	962	7.1%	3,058	2,741	11.6%
Total	8,751	8,166	7.2%	25,990	23,452	10.8%

In the captive market there was marked growth in the following classes: residential (9.9%), industrial (2.7%) and commercial (7.3%), which together represent 81% of the total consumption by CPFL Energia captive customers. It should be noted that this evolution was influenced by the Santa Cruz and CMS Energy acquisitions.

Discounting the effect of the of the Santa Cruz and CMS Energy acquisitions, the evolution would have been as follows:

  Residential and commercial classes, respective increases of 4.3% and 3.2%. This increase in volume, when compared to the same period last year, is due to the high temperatures recorded in the CPFL Energia concession area (which results in higher consumption), combined with the performance of the economy as demonstrated by the following factors: expansion in earning power and credit availability, extended hire-purchase terms, lower interest rates and a more favorable foreign exchange variation;

  Industrial class: a reduction of 3.0%, owing to the migration of captive customers to the free market, albeit with less intensity than in previous quarters.

1.1.2) Sales by Consumer Class – Captive Market

As a consequence of the different sales evolutions by consumer class, a shift in the captive market sales profile can be observed, demonstrated by the reduction in the industrial class segment, which fell from 34.5% to 33.1%, and the increase in the residential class share from 29.8% to 30.5% .

1.2) Sales to the Free Market

Sales to the free market through the commercializing segment showed growth of 5.9%, which is a further sign that the migration of customers to the free market is occurring with less intensity. In 2005, sales to the free market showed growth of 113.8% and, in 2006 growth was 31.1% .

It should be emphasized that this result reflects the efforts of CPFL Brasil in the negotiation of bilateral contracts and in sales to free market customers. Many customers in the CPFL Energia concession area who migrated to the free market are now served by the CPFL commercializing sector.

Sales to the Free Market - GWh
	3Q07	3Q06	Var.	9M07	9M06	Var.
Free Market	2,460	2,322	5.9%	6,605	6,938	-4.8%

2) ECONOMIC-FINANCIAL PERFORMANCE

CONSOLIDATED INCOME STATEMENT - CPFL ENERGIA (R$ Thousands)	3Q07	3Q06	Var.	9M07	9M06	Var.
GROSS OPERATING REVENUES	3,626,665	3,219,836	12.6%	10,377,980	8,947,165	16.0%
Net Operating Revenues	2,403,833	2,075,527	15.8%	6,781,228	5,779,237	17.3%
Cost of Electric Power	(1,234,390)	(1,105,653)	11.6%	(3,434,954)	(3,044,608)	12.8%
Operating Costs & Expenses	(366,081)	(323,618)	13.1%	(1,029,946)	(929,209)	10.8%
EBIT	803,362	646,256	24.3%	2,316,328	1,805,420	28.3%

EBITDA	880,218	791,673	11.2%	2,563,207	2,104,965	21.8%

Financial Income (Expense)	(123,852)	1,075	-	(387,043)	(170,727)	126.7%
Operating Income	679,510	647,331	5.0%	1,929,285	1,634,693	18.0%
Income Before Taxes	669,875	708,041	-5.4%	1,914,486	1,691,755	13.2%

NET INCOME	428,439	446,761	-4.1%	1,270,814	1,058,742	20.0%

EPS - R$	0.89	0.93	-4.1%	2.65	2.21	20.0%

2.1) Operating Revenue

Gross operating revenue in 3Q07 reached R$ 3,627 million, representing growth of 12.6% (R$ 407 million), while net operating revenue rose to R$ 2,404 million, equivalent to growth of 15.8% (R$ 328 million).

The main contributing factors to this evolution in operating revenue were:

(i) Increase in total power sales of 6.9%, mainly the result of the 7.2% growth in sales to the captive market due to the acquisitions of Santa Cruz and CMS Energy. The 5.9% sales to the free market also made a contribution;

(ii) Distributor tariff readjustments: CPFL Paulista (April 2007: 7.06%), CPFL Piratininga (October 2006: 10.79%) and RGE (April 2007: 6.05%);

(iii) Increase of 15.7% (R$ 28 million) in TUSD revenue.

In 9M07, gross operating revenue was R$ 10,378 million, corresponding to growth of 16.0% (R$ 1,431 million), while net operating revenue was R$ 6,781 million, representing growth of 17.3% (R$ 1,002 million).

2.2) Cost of Electric Power

The cost of electric power comprised of the purchase of power for resale and charges for the use of the distribution and transmission systems amounted to R$ 1,234 million in 3Q07, representing an increase of 11.6% (R$ 129 million):

• The cost of power purchased for resale in 3Q07 was R$ 1,061 million, which represents an increase of 17.6% (R$ 159 million). The main contributing factors to this variation are:

(i) Increase of 14.8% (R$ 148 million) in the cost of power purchased in both the regulated and free contracting ambient;

(ii) Net effect of the re-calculation of IRT 2005/2006 (R$ 31 million);

(iii) Non-occurrence in 3Q07 of the Pis/Cofins pass-on to the generators (a non-recurring event applied in 3Q06), which represented a cost increase of R$ 9 million.

The increase in the cost of purchased power was partially offset by the following factor:

(i) An increase in the items Power Surplus and Shortage and Pis/Cofins credit, which together represented revenue of R$ 87 million in 3Q06 and now represent revenue of R$ 116 million in 3Q07, implying a cost reduction of R$ 29 million.

• Charges for the use of the transmission and distribution system were R$ 173 million in 3Q07, a reduction of 14.7% (R$ 30 million), due mainly to the reduction of R$ 37 million in the amount referring to the net effect of the amortization and deferral of CVA

2.3) Operating Costs and Expenses

Operating costs and expenses were R$ 366 million in 3Q07, registering an increase of 13.1% (R$ 42 million). The main contributing factors to this variation are:

(i) The item PMSO registered an increase of 16.0% (R$ 38 million), due to the following factors:

• Spending on personnel registered an increase of 15.9% (R$ 15 million), due mainly to the acquisition of Santa Cruz and CMS Energy (R$ 11 million);

• Spending on outsourced services was also up 35.6% (R$ 24 million), due to, among other factors, the acquisitions of Santa Cruz and CMS Energy (R$ 8 million) and the increase in outsourced spending by CPFL Paulista, mostly on asset maintenance and information technology (R$ 8 million).

Note: PMSO considers Personnel, Material, Outsourced Services and others

Discounting the effect of the Santa Cruz and CMS Energy acquisitions and the operational start-up of Enercan, the item PMSO would have shown an increase of 1.4% (R$ 3 million).

(ii) The item Depreciation and Amortization registered an increase of 11.7% (R$ 10 million), due to the acquisitions of Santa Cruz and CMS Energy (R$ 5 million) and the operational start-up of Enercan (R$ 4 million);

(iii) The item Merged Goodwill Amortization, registered an increase of 137.8% (R$ 5 million), mostly a result of the incorporation of Semesa and CPFL Centrais Elétricas into CPFL Geração (R$ 4 million).

The increase in operating costs and expenses was partially offset by the following factor:

(i) The Private Pension Fund which in 3Q06 represented revenue of R$ 2 million is now providing revenue of R$ 13 million in 3Q07, due to the impact from the expected real earnings of the plan’s assets as defined by the Actuary Report of December 2006.

2.4) EBITDA

Based on the factors described above, CPFL Energia EBITDA in 3Q07, was R$ 880 million, registering an increase of 11.2% (R$ 89 million). In 9M07, EBITDA was R$ 2,563 million, registering an increase of 21.8% (R$ 458 million).

Discounting the non-recurring event (sale of shareholding in Comgás), EBITDA in 3Q06 would have been R$ 729 million, thus registering in 3Q07 an increase of 20.8% (R$ 151 million).

2.5) Financial Result

In 3Q07 the financial result, or the net financial expense was R$ 124 million, compared to net financial revenue of R$ 1 million registered in 3Q06. Items that can explain this variation are:

(i) Financial Revenue: reduction of 54.6% (R$ 119 million), falling from R$ 218 million in 3Q06 to R$ 99 million in 3Q07, mainly the result of the non-occurrence in 3Q07 of the item Pis and Cofins – Expansion of Base (non-recurring event occurring in 3Q06). The item refers to the decision, favorable to the company, regarding the legality of expansion of the calculation base of Pis and Cofins, representing a R$ 114 million reduction in revenue;

(ii) Financial Expenses: increase of 2.6% (R$ 6 million), rising from R$ 217 million in 3Q06 to R$ 223 million in 3Q07.

2.6) Non-Operational Result

In 3Q07, the non-operational result was R$ 10 million negative, compared to the positive result of R$ 61 million registered in 3Q06. This can be explained by, among other factors, the occurrence in 3Q06 of the sale of shareholding in Comgás, which generated gross income of R$ 62.7 million (the difference between the net sale value of R$ 89.9 million and the book value of R$ 27.2 million) and net income of R$ 41.4 million.

2.7) Net Income

Net income in 3Q07 was R$ 428 million, representing a decrease of 4.1% (R$ 18 million), with net income per share reaching R$ 0.89. In 9M07, net income was R$ 1,271 million, up 20.0% (R$ 212 million), with net income per share reaching R$ 2.65.

Discounting the effects of the non-recurring events (sale of shareholding in Comgás and the favorable decision on appeal of the CPFL Paulista and CPFL Piratininga PIS/Cofins), net income in 3Q06 would have been R$ 330 million. Based on these figures, net income in 3Q07 would have registered an increase of 29.8% (R$ 98 million).

3) INDEBTEDNESS

CPFL Energia financial debt was R$ 5,988 million in 3Q07, an increase of 17.5% . Although the financial debt has increased in nominal terms, its cost has fallen from 13.2% p.a. in 3Q06 to 11.9% p.a. in 3Q07, due to the fall in interest rates (Selic) (from 15.8% p.a. to 12.2% p.a.) and TJLP (from 7.5% p.a. to 6.3% p.a.) over the period.

The following factors contributed to the reduction in the balance of financial debt:

(i) Settlement of the CPFL Paulista first issue of debentures (R$ 805 million);

(ii) Amortization of BNDES financing of CPFL Paulista, CPFL Piratininga, RGE, CPFL Geração and generation projects (R$ 413 million);

(iii) Settlements carried out by CPFL Energia, CPFL Piratininga, RGE, CPFL Geração and generation projects (R$ 230 million);

The following factors contributed to the increase in the balance of financial debt:

(i) Funding obtained by Nova 4 (holding company 100% owned by CPFL Energia, artifice utilized in the acquisition of Santa Cruz), by CPFL Paulista, RGE, CPFL Geração and generation projects (R$ 1,013 million);

(ii) Issue of debentures by CPFL Paulista (R$ 640 million);

(iii) Issue of promissory notes by CPFL Energia (R$ 439 million);

(iv) Release of BNDES financing to CPFL Paulista, CPFL Piratininga, RGE, CPFL Brasil, CPFL Geração and generation projects (R$ 425 million);

(v) Incorporation of the Santa Cruz and CMS Energy debt portfolio (R$ 13 million).

As a consequence of the funding operations and the amortizations carried out, a change in the financial debt profile can be observed, demonstrated by the growth in the volume of debt linked to CDI (from 25.7% to 50.6%), and the reduction in the volume of debt linked to IGP-M/IGP-DI (from 36.2% to 16,8%) and TJLP (from 31.4% to 28.1%) .

FINANCIAL DEBT - 3Q07 (R$ Thousands)

	Charges		Principal
	Short Term	Long Term	Short Term	Long Term	Total

LOCAL CURRENCY
BNDES - Repowering	120	-	6,013	28,809	34,942
BNDES - Investment	6,269	-	219,614	1,412,889	1,638,772
BNDES - RTE, Parcel "A" and Free Energy	974	-	223,917	-	224,891
BNDES - Bens de Renda	16	-	-	868	884
Furnas Centrais Elétricas S.A.	-	-	19,969	127,539	147,508
Financial Institutions	50,453	-	615,365	143,136	808,954
Others	542	-	28,136	22,173	50,851
Subtotal	58,374	-	1,113,014	1,735,414	2,906,802

FOREIGN CURRENCY
IDB	721	-	3,185	62,500	66,406
Financial Institutions	6,005	21,163	168,653	873,689	1,069,510
Subtotal	6,726	21,163	171,838	936,189	1,135,916

DEBENTURES
CPFL Paulista	31,630	-	-	909,619	941,249
CPFL Piratininga	11,400	-	-	400,000	411,400
RGE	13,609	-	-	230,000	243,609
SEMESA	9,798	-	143,329	157,663	310,790
BAESA	5,110	-	-	33,608	38,718
Subtotal	71,547	-	143,329	1,730,890	1,945,766
TOTAL	136,647	21,163	1,428,181	4,402,493	5,988,484

With regard to CPFL Energia’s financial debt, it should be emphasized that R$ 4,424 million, or 73.9% of the total, is considered long term and R$ 1,565 million, or 26.1% of the total, is considered short term.

R$ Thousands	3Q07	3Q06	Var.

Total Debt (1)	(6,539,513) (2)	(6,036,745)	8.3%
(+) Regulatory Asset (Liability)	712,267	1,157,357	-38.5%
(+) Available Funds	389,611	436,076	-10.7%

(=) ADJUSTED NET DEBT	(5,437,635)	(4,443,312)	22.4%

(1)	Financial Debt + Derivatives + Employee Pension Plan (Fundação CESP);

(2)	Total Debt in 3Q07 is net of judicial deposit, in the amount of R$ 364 million.

As shown above, in 3Q07, adjusted net debt increased by 22.4%, (R$ 994 million) calculated as total debt, excluding regulatory assets (liabilities) and receivables reached a total of R$ 5,438 million. The main contributory factors to the adjusted net debt were:

(i) Increase of 8.3% (R$ 503 million) in total debt;

(ii) Reduction of 38.5% (R$ 445 million) in regulatory assets (liabilities);

(iii) Reduction of 10.7% (R$ 46 million) in receivables.

The ratio, net debt / EBITDA increased from 1.7x remained steady.

4) INVESTMENTS

In 3Q07, R$ 316 million was invested in the maintenance and expansion of business, of which R$ 177 million was channeled to distribution, R$ 2 million to commercialization and R$ 137 million to generation. With these sums CPFL Energia’s total investment in 9M07 was R$ 865 million.

Highlighted below are some of the main investments made in 3Q07:

  Distribution Sector: investments were made in the expansion of the electric system to accompany consumer growth. Investments were also made in maintenance and improvements in the electric system, in operational infrastructure, operational support systems and the research and development program;

  Commercializing Sector: improvements in portfolio and risk management systems;

  Generation Sector: Investments were made principally in projects under construction – The Ceran Complex (Castro Alves and 14 de Julho hydroelectric facilities) and the Foz do Chapecó hydroelectric plant.

5) CASH FLOW

The table below shows the cash flow evolution over 3Q07:

Consolidated

3Q07

Initial Cash Balance - 06/30/2007	700,385
Net Income	428,439

Depreciation and Amortization	138,330
Cash Investments	117,381
Deferment of Tariff Costs	78,430
Judicial Deposits	(372,371)
Accrued Interest on Debts	87,892
Others	19,592

69,254
Investment Activities
Acquisition of Property, Plant and Equipment	(315,565)
Others	9,880

(305,685)
Financing Activities
Loans, Financing and Debentures	546,868
Principal Amortization of Loans, Financing and Debentures	(222,021)
Others	(838,452)

(513,605)

Generation of Cash Flow for the Period	(321,597)

Final Cash Balance - 09/30/2007	378,788

The cash flow balance at 3Q07 closing was R$ 379 million, representing a reduction of 45.9% (R$ 322 million) in relation to the starting balance. The main contributing factors to this cash flow variation are the following:

(i) Cash increase:

• Cash generated by operational activities in the amount of R$ 69 million;

• Funds raised by loans, financing and debentures which surpassed amortizations by R$ 325 million

(ii) Cash reduction:

• Acquisition of fixed assets in the amount of R$ 316 million (already shown in item 4 “Investments”);

• Payment of 1H07 dividends in the amount of R$ 838 million.

6) DIVIDENDS

Payment of intermediary dividends referring to 1H07 in the amount of R$ 842 million (declared value), was made on September 28, 2007. The amount paid corresponds to 100% of net income for the period, equivalent to R$ 1,755837558 per share.

CPFL Energia's Dividend Yield

	1H06	2H06	1H07

Annualized Dividend Yield¹	8.5%	10.7%	11.1%

Annualized Dividend Yield²	9.6%	10.0%	9.1%

(1) Based on the average share price over the period.
(2) Based on the closing share price over the period.

Note: The annualized half-yearly dividend yield does not consider dividend capitalization.

The 1H07 annualized half-yearly dividend yield, calculated from the average price of the period (R$ 31.74) is 11.1% . When calculated from the closing price of the period (R$ 38.76), the annualized half-yearly dividend yield is 9.1% .

The declared sums comply with the CPFL Energia “dividend policy” which establishes that earnings distribution – in the form of dividends or interest on own capital (JCP) – should be at minimum, 50% of half-yearly adjusted net income.

7) The Stock Market

7.1) Share Performance – 9M07

CPFL Energia, currently running a free float of 27.08%, trades shares In Brazil (Bovespa), on the New York Stock Exchange (Nyse).

In 9M07, CPFL Energia shares appreciated 30.8% on Bovespa and 56.8% on the Nyse, closing the period priced at a R$ 35.55 and US$ 58.23, respectively.

The average daily trading volume in 9M07 was R$ 33.5 million, of which R$ 20.5 million was on Bovespa and R$ 12.9 million on the Nyse. Compared to the 2006 average daily trading volume, this represents an increase of 93.9% . The number of trades made on Bovespa increased 113.1%, up from a daily average of 345 in 2006 to 734 in 9M07.

7.2) Ratings

The table below shows the evolution of CPFL Energia’s Corporate Ratings:

Ratings of CPFL Energia - National Scale

Agency	Period¹	3Q07	2006	2005	2004

Standard & Poor's	Rating	brAA-	brA+	brA	brA
	Outlook	Stable	Positive	Positive	Positive

Fitch Ratings	Rating	AA (bra)	A+ (bra)	A- (bra)	A- (bra)
	Outlook	Stable	Stable	Stable	Stable

(1) Considers the position in the end of the period.

7.3) Corporate Governance

CPFL Energia is the only private company in the Brazilian electric sector to simultaneously trade shares on the Novo Mercado – Bovespa and on the New York Stock Exchange (Nyse) with ADRs level III. CPFL Energia also integrates the major indexes that list companies with differentiated practices of Governance, Sustainability and Corporate Responsibility, such as the Corporate Governance Index – IGC, the Index of Tag-Along Differentiated Shares – ITAG and the Index of Corporate Sustainability - ISE, of Bovespa.

The CPFL model of Corporate Governance is focused on fine-tuning the decision-making process and to help achieve this there are three Board Advisory Committees: the Management Process Committee, the Committee of Related Parties and the Human Resources Management Committee.

The CPFL Energia Board of Directors is composed of seven members, one of which is an independent advisor.

8) SHAREHOLDING STRUCTURE

CPFL Energia is a holding company with stock participations in other companies and its results depend directly on the results of the controlled companies.

8.1) Unbundling of RGE Stock

At an RGE Extraordinary General Meeting, held on September 18, 2007, the implementation of the final phase of the shareholding reorganization (merger of CPFL Serra into RGE) was approved, aimed at unbundling the RGE shareholding.

With the implementation of this final phase of the shareholding unbundling operation, the 99.76% participation in RGE will now be directly held by CPFL Energia.

8.2) Migration of RGE Minority Shareholders to CPFL Energia

In accordance with the RGE and CPFL Energia jointly Material Fact of November 7, 2007, a proposal will be submitted to their general shareholder’s meetings, detailing the transformation of RGE into an integral subsidiary of CPFL Energia.

The stock merger will involve the transference to CPFL equity, through an increase in capital, all ordinary and preferential shares (all indentured and without nominal value), issued by RGE, in the non-controlling shareholders names, thus resulting in the transformation of RGE into a subsidiary of CPFL Energia. The new CPFL Energia ordinary shares issued as a result of the increase in capital will be handed over to the current non-controlling shareholders of RGE.

The objectives of the merger are: (i) align shareholder interests of both companies; (ii) raise the float of CPFL Energia, through the migration of current RGE non-controlling shareholders to the shareholding base of CPFL Energia; (iii) raise the shareholding base of CPFL Energia; and (iv) reduce the number of group companies trading shares on Bovespa, concentrating liquidity in CPFL Energia shares.

8.3) Cancelation of CPFL Jaguariúna Publicly-Held Company Registry

In accordance with the Material Fact of September 20, 2007, CPFL Jaguariúna submitted to the CVM (Brazilian Securities Commission) a request to dispense with the public offering of shares for the cancelation of the publicly-held company registry, inasmuch as there are no securities issued by the company circulating on the market.

The request for cancelation of the CPFL Jaguariúna publicly-held company registry which was analyzed by the CPFL Energia Board of Directors (in a meeting held on August 29, 2007), and at the CPFL Jaguariúna Extraordinary General Meeting (held on September 20, 2007), was accepted by the CVM on October 24, 2007 according to Directive/CVM/SEP/GEA-1/No. 415/2007.

9) PERFORMANCE OF THE BUSINESS SEGMENTS

9.1) Distribution Segment

9.1.1) Economic-Financial

CONSOLIDATED INCOME STATEMENT - DISTRIBUTION (R$ Thousands)	3Q07	3Q06	Var.	9M07	9M06	Var.
GROSS OPERATING REVENUES	3,280,800	2,952,378	11.1%	9,525,483	8,233,398	15.7%
Net Operating Revenues	2,112,384	1,850,838	14.1%	6,064,848	5,152,177	17.7%
Cost of Electric Power	(1,211,708)	(1,058,453)	14.5%	(3,497,007)	(3,012,247)	16.1%
Operating Costs & Expenses	(304,544)	(286,853)	6.2%	(871,592)	(825,143)	5.6%
EBIT	596,132	505,532	17.9%	1,696,249	1,314,787	29.0%

EBITDA	656,983	571,950	14.9%	1,888,356	1,510,570	25.0%

Financial Income (Expense)	(36,996)	52,138	-171.0%	(158,867)	(148,374)	7.1%
Operating Income	559,136	557,670	0.3%	1,537,382	1,166,413	31.8%
Income Before Taxes	549,926	558,539	-1.5%	1,520,188	1,163,588	30.6%

NET INCOME	361,250	346,140	4.4%	1,037,653	797,581	30.1%

Operating Revenue

Gross operating revenue in 3Q07 was R$ 3,281 million, representing growth of 11.1% (R$ 328 million), with net operating revenue at R$ 2,112 million, equivalent to growth of 14.1% (R$ 262 million).

The main contributing factors to this growth in operating revenue were:

(i) 7.2% increase in sales to the captive market, due mainly to the acquisitions of Santa Cruz and CMS Energy;

(ii) Readjustment of distributor tariffs: CPFL Paulista (April 2007: 7.06%), CPFL Piratininga (October 2006: 10.79%) and RGE (April 2007: 6.05%);

(iii) Increase of 15.7% (R$ 28 million) in TUSD revenue.

In 9M07, gross operating revenue was R$ 9,525 million, representing growth of 15.7% (R$ 1.292 million), with net operating revenue rising to R$ 6,065 million, representing growth of 17.7% (R$ 913 million).

Cost of Electric Power

The cost of electric power comprised of the cost of power for resale and the charges for the use of the transmission and distribution system totaled R$ 1,212 million in 3Q07, representing an increase of 14.5% (R$ 153 million):

• The cost of power bought for resale in 3Q07 was R$ 1,041 million, which represents an increase of 21.4% (R$ 184 million). The main factors that explain this variation are:

(i) Increase of 13.1% (R$ 124 million) in the cost of purchased power in the regulated and free contracting ambient, disconsidering the acquisitions of Santa Cruz and CMS Energy;

(ii) Increase in the cost of power purchased due to the acquisitions of Santa Cruz and CMS Energy (R$ 50 million);

(iii) Net effect of the recalculation of IRT 2005/2006 (R$ 32 million).

The increase in the cost of purchased power was partially offset by the following factor:

(i) Increase in the item Power Surplus and Shortage and an increase in the PIS and Cofins Credit, which jointly represented revenue of R$ 112 million in 3Q06 and now represent revenue of R$ 83 million in 3Q07, implying a R$ 29 million reduction in costs.

• Charges for the use of the transmission and distribution system reached R$ 170 million in 3Q07, a reduction of 15.2% (R$ 31 million), due to the R$ 38 million reduction in the amount referring to the net effect of the amortization and deferral of CVA.

Operating Costs and Expenses

Operating costs and expenses were R$ 305 million in 3Q07, registering an increase of 6.2% (R$ 18 million). The main factors that explain this variation are:

(i) PMSO registered an increase of 10.3% (R$ 22 million), due to the following factors:

• Spending on personnel which registered an increase of 12.6% (R$ 11 million), due mainly to the acquisitions of Santa Cruz and CMS Energy (R$ 9 million);

• Spending on outsourced services which registered an increase of 36.3% (R$ 20 million), due mainly to the following factors:

• Acquisition of Santa Cruz and CMS Energy (R$ 10 million); and

• Increase in CPFL Paulista outsourced service expenses, mainly those related to asset maintenance and information technology (R$ 8 million).

The increase in PMSO expenses was partially offset by:

• Reduction of 28.9% (R$ 5 million) in spending on materials, due mainly to the lower expenditure by CPFL Paulista (R$ 4 million). In 3Q06 these expenses were higher, due to the substitution of public lighting lamps;

• Reduction in spending on other operating costs/expenses by 8.0% (R$ 4 million), mainly due to:

• Reduction in RGE operating costs/expenses (R$ 7 million), mainly due to the constitution of the public consumer bad debt provision in 3Q06, in the amount of R$ 9 million. This provision was reversed in 4Q06.

• This reduction was partially offset by the increase in other operating costs/expenses, due to the acquisitions of Santa Cruz and CMS Energy (R$ 2 million).

Note: PMSO considers Personnel, Material, Outsourced Services and Others.

(ii)The item Depreciation and Amortization registered an increase of 6.2% (R$ 5 million), due mainly to the acquisition of Santa Cruz and CMS Energy (R$ 8 million).

The increase in operating costs/expenses was partially offset by:

(i)The Private Pension Fund which in 3Q06 represented revenue of R$ 2 million is now providing revenue of R$ 12 million in 3Q07, due to the impact from the expected real earnings of the plan’s assets as defined by the Actuary Report of December 2006.

EBITDA

Based on the factors described above, EBITDA, in 3Q07 reached R$ 657 million, registering an increase of 14.9% (R$ 85 million). In 9M07, EBITDA was 1,888 million, registering an increase of 25.0% (R$ 378 million).

Financial Result

In 3Q07, the financial result or the net financial expense was R$ 37 million, compared to a financial revenue of R$ 52 million in 3Q06. The principal motive for this variation was the 59.1% (R$ 118 million) fall in financial revenue, which varied from R$ 200 million in 3Q06 to R$ 82 million in 3Q07, mostly due to the non-occurrence in 3Q07 of the item Pis and Cofins – Expansion of Base (a non-recurrent event, which occurred in 3Q06). This item refers to the favorable decision for companies regarding the legality of the expansion of the Pis and Cofins calculation base, representing a reduction in revenue of R$ 114 million;

The negative variation of the financial result was partially compensated by the 19.7% (R$ 29 million) reduction in financial expenses, which varied from R$ 148 million in 3Q06 to R$ 119 million in 3Q07, due mainly to the reduction in debt charges (R$ 20 million), caused by the fall in interest rates.

Net Income

Net income in 3Q07 was R$ 361 million, an increase of 4.4% (R$ 15 million).

In 9M07, net income was R$ 1,038 million, an increase of 30.1% (R$ 240 million).

9.1.2) Economic-Financial Performance by Distributor

9.1.2.1) CPFL Paulista

INCOME STATEMENT - CPFL PAULISTA (R$ thousands)	3Q07	3Q06	Var.	9M07	9M06	Var.
GROSS OPERATING REVENUES	1,700,023	1,623,198	4.7%	4,975,190	4,651,676	7.0%
Net Operating Revenues	1,103,742	1,038,969	6.2%	3,189,941	2,960,773	7.7%
Cost of Electric Power	(626,946)	(597,226)	5.0%	(1,780,209)	(1,724,653)	3.2%
Operating Costs & Expenses	(151,614)	(149,542)	1.4%	(441,360)	(461,024)	-4.3%
EBIT	325,182	292,201	11.3%	968,372	775,096	24.9%

EBITDA	355,857	335,546	6.1%	1,060,923	894,672	18.6%

Financial Income (Expense)	(20,750)	59,072	-135.1%	(88,378)	(87,429)	1.1%
Operating Income	304,432	369,325	-17.6%	879,994	741,624	18.7%
Income Before Taxes	303,871	375,673	-19.1%	879,867	748,231	17.6%

NET INCOME	199,985	249,405	-19.8%	606,833	569,705	6.5%

Operating Revenue

Gross operating revenue in 3Q07 was R$ 1,700 million, representing growth of 4.7% (R$ 77 million), while net operating revenue reached R$ 1,104 million, equivalent to growth of 6.2% (R$ 65 million). The main contributing factors to this evolution in operating revenue were: (i) The 0.2% increase in power sales and (ii) tariff readjustment (April 2007: 7.06%) .

Cost of Electric Power

The cost of electric power, comprised of power purchased for resale and the charges for the use of the transmission and distribution system was R$ 627 million in 3Q07, an increase of 5.0% (R$ 30 million). This variation is due mainly to the 3.7% increase in the volume of power purchased and the generator’s tariff readjustment.

Operating Costs and Expenses

Operating costs and expenses were R$ 152 million in 3Q07, registering an increase of 1.4% (R$ 2 million), mainly due to the 7.0% (R$ 8 million) rise in spending on PMSO, as a result of the increase in expenses with outsourced services, especially those related to asset maintenance and information technology (R$ 8 million).

The increase in operating costs and expenses was partially offset by the variation in the item Private Pension Fund (R$ 8 million) which in 3Q06 represented revenue of R$ 1 million and is now providing revenue of R$ 9 million in 3Q07, due to the impact from the expected real earnings of the plan’s assets as defined by the Actuary Report.

EBITDA

In 3Q07, EBITDA was R$ 356 million, registering an increase of 6.1% (R$ 20 million).

Financial Result

In 3Q07, the financial result or the net financial expense was R$ 21 million, compared to a net financial revenue of R$ 59 million in 3Q06. This variation is mainly due to the non-occurrence in 3Q07 of the item Pis and Cofins – Expansion of Base (a non-recurrent event, which occurred in 3Q06). This item refers to the favorable decision for the company regarding the legality of the expansion of the Pis and Cofins calculation base, representing a reduction in revenue of R$ 91 million.

Net Income

In 3Q07, net income was R$ 200 million, a reduction of 19.8% (R$ 49 million).

9.1.2.2) CPFL Piratininga

INCOME STATEMENT - CPFL PIRATININGA (R$ thousands)	3Q07	3Q06	Var.	9M07	9M06	Var.
GROSS OPERATING REVENUES	791,744	727,190	8.9%	2,391,873	2,138,427	11.9%
Net Operating Revenues	484,396	441,198	9.8%	1,457,809	1,296,431	12.4%
Cost of Electric Power	(269,108)	(227,306)	18.4%	(851,697)	(710,755)	19.8%
Operating Costs & Expenses	(63,584)	(65,028)	-2.2%	(188,541)	(201,231)	-6.3%
EBIT	151,704	148,864	1.9%	417,571	384,445	8.6%

EBITDA	164,725	160,415	2.7%	454,689	422,924	7.5%

Financial Income (Expense)	(7,697)	12,196	-163.1%	(33,321)	(14,809)	125.0%
Operating Income	144,007	161,060	-10.6%	384,250	369,636	4.0%
Income Before Taxes	143,775	158,740	-9.4%	382,434	366,677	4.3%

NET INCOME	94,876	99,088	-4.3%	259,363	234,938	10.4%

Operating Revenue

Gross operating revenue in 3Q07 was R$ 792 million, representing growth of 8.9% (R$ 65 million), while net operating revenue reached R$ 484 million, equivalent to growth of 9.8% (R$ 43 million). The main contributing factors to this evolution in operating revenue were: (i) The 0.2% increase in power sales and (ii) tariff readjustment (October 2006: 10.79%) .

Cost of Electric Power

The cost of electric power, comprised of power purchased for resale and the charges for the use of the transmission and distribution system was R$ 269 million in 3Q07, representing an increase of 18.4% (R$ 42 million). This variation is due mainly to the 4.1% increase in the volume of power purchased, the generator’s tariff readjustment and the net effect of the amortization and deferment of CVA (R$ 12 million).

Operating Costs and Expenses

Operating costs and expenses were R$ 64 million in 3Q07, registering a fall of 2.2% (R$ 1 million), due mainly to the item Private Pension Fund which provided revenue of R$ 2 million due to the impact from the expected real earnings of the plan’s assets as defined by the Actuary Report.

EBITDA

In 3Q07, EBITDA was R$ 165 million, an increase of 2.7% (R$ 4 million).

Financial Result

In 3Q07, the financial result or the net financial expense was R$ 8 million, compared to net financial revenue of R$ 12 million in 3Q06. This reversal is mainly due to the non-occurrence in 3Q07 of the item Pis and Cofins – Expansion of Base (a non-recurrent event, which occurred in 3Q06). This item refers to the favorable decision for the company regarding the legality of the expansion of the Pis and Cofins calculation base, representing a reduction in revenue of R$ 23 million.

Net Income

In 3Q07, net income was R$ 95 million, registering a reduction of 4.3% (R$ 4 million).

9.1.2.3) RGE

INCOME STATEMENT - RGE (R$ thousands)	3Q07	3Q06	Var.	9M07	9M06	Var.
GROSS OPERATING REVENUES	618,560	603,726	2.5%	1,855,373	1,760,629	5.4%
Net Operating Revenues	407,267	372,679	9.3%	1,208,791	1,098,129	10.1%
Cost of Electric Power	(253,096)	(232,258)	9.0%	(752,340)	(701,191)	7.3%
Operating Costs & Expenses	(64,646)	(71,629)	-9.7%	(190,880)	(188,590)	1.2%
EBIT	89,525	68,793	30.1%	265,571	208,348	27.5%

EBITDA	113,306	90,419	25.3%	335,879	272,177	23.4%

Financial Income (Expense)	(15,303)	(18,704)	-18.2%	(47,150)	(62,121)	-24.1%
Operating Income	74,220	50,088	48.2%	218,421	146,225	49.4%
Income Before Taxes	65,913	46,220	42.6%	201,659	136,834	47.4%

NET INCOME	43,017	30,546	40.8%	132,405	91,090	45.4%

Operating Revenue

Gross operating revenue in 3Q07 was R$ 619 million, representing growth of 2.5% (R$ 15 million), while net operating revenue reached R$ 407 million, equivalent to growth of 9.3% (R$ 35 million). The main contributing factors to this evolution in operating revenue were: (i) The 2.0% increase in power sales and (ii) tariff readjustment (April 2007: 6.05%) .

Cost of Electric Power

The cost of electric power, comprised of power purchased for resale and the charges for the use of the transmission and distribution system was R$ 253 million in 3Q07, representing an increase of 9.0% (R$ 21 million). This variation is due mainly to the increase in the volume of power purchased and the tariff readjustment on purchased power.

Operating Costs and Expenses

Operating costs and expenses were R$ 65 million 3Q07, registering a decrease of 9.7% (R$ 7 million), due mainly to the constitution in 3Q06, of a public consumer bad debt provision in the amount of R$ 9 million. This provision was reversed in 4Q06.

EBITDA

In 3Q07, EBITDA was R$ 113 million, registering an increase of 25.3% (R$ 23 million).

Financial Result

In 3Q07, the financial result or net financial expense was R$ 15 million, representing a reduction of 18.2% (R$ 3 million) compared to the result of R$ 18 million in 3Q06. This reduction is the result of the fall in interest rates and the change in the debt profile, due to RGE’s renegotiation of loans at lower interest rates.

Net Income

In 3Q07 net income was R$ 43 million, registering an increase of 40.8% (R$ 12 million).

9.1.2.4) CPFL Santa Cruz

INCOME STATEMENT - CPFL SANTA CRUZ (R$ thousands)	3Q07	3Q06	Var.	9M07	9M06	Var.
GROSS OPERATING REVENUES	66,677	62,707	6.3%	201,315	179,895	11.9%
Net Operating Revenues	46,177	47,073	-1.9%	138,881	137,778	0.8%
Cost of Electric Power	(25,210)	(21,966)	14.8%	(74,740)	(63,933)	16.9%
Operating Costs & Expenses	(12,540)	(14,024)	-10.6%	(35,942)	(42,313)	-15.1%
EBIT	8,427	8,118	3.8%	28,199	22,346	26.2%

EBITDA	10,550	10,829	-2.6%	34,734	29,633	17.2%

Financial Income (Expense)	5,338	744	617.5%	8,141	2,068	293.7%
Operating Income	13,765	8,835	55.8%	36,340	24,414	48.8%
Income Before Taxes	13,488	8,867	52.1%	35,767	23,836	50.1%

NET INCOME	7,740	5,815	33.1%	25,250	15,673	61.1%

Operating Revenue

Gross operating revenue in 3Q07 was R$ 67 million, representing growth of 6.3% (R$ 4 million), while net operating revenue reached R$ 46 million, a reduction of 1.9% (R$ 1 million). The main contributing factors to this evolution in operating revenue were the increase in power sales and the tariff readjustment (February 2007 – 5.71%)

Cost of Electric Power

The cost of electric power, comprised of power purchased for resale and the charges for the use of the transmission and distribution system was R$ 25 million in 3Q07, representing an increase of 14.8% (R$ 3 million).

Operating Costs and Expenses

Operating costs and expenses were R$ 13 million in 3Q07, down 10.6% (R$ 1 million).

EBITDA

In 3Q07, EBITDA was R$ 11 million, a reduction of 2.6% (R$ 0.3 million).

Financial Result

In 3Q07, the financial result or the net financial revenue was R$ 5 million, registering an increase of 617.5% (R$ 5 million).

Net Income

In 3Q07, net income was R$ 8 million, up 33.1% (R$ 2 million).

9.1.2.5) CPFL Jaguariúna

A CPFL Jaguariúna operates in the distribution sector through its four distributors - Companhia Paulista de Energia Elétrica (CPFL Leste Paulista), Companhia Jaguari de Energia (CPFL Jaguari), Companhia Sul Paulista de Energia (CPFL Sul Paulista) and Companhia Luz e Força Mococa (CPFL Mococa) – which together distribute power to 180 thousand customers in 18 municipalities of which 15 are in upstate São Paulo and three are in the State of Minas Gerais.

INCOME STATEMENT - CPFL JAGUARIÚNA (R$ thousands)	3Q07	3Q06	Var.	9M07	9M06	Var.
GROSS OPERATING REVENUES	106,296	96,736	9.9%	300,363	271,848	10.5%
Net Operating Revenues	72,872	63,019	15.6%	203,508	175,242	16.1%
Cost of Electric Power	(38,122)	(33,945)	12.3%	(105,241)	(94,297)	11.6%
Operating Costs & Expenses	(15,148)	(17,320)	-12.5%	(56,106)	(46,475)	20.7%
EBIT	19,602	11,754	66.8%	42,161	34,470	22.3%

EBITDA	23,195	15,053	54.1%	52,568	52,415	0.3%

Financial Income (Expense)	1,187	900	31.9%	3,368	2,680	25.7%
Operating Income	20,789	12,654	64.3%	45,529	37,150	22.6%
Income Before Taxes	20,900	12,867	62.4%	45,735	37,693	21.3%

NET INCOME	14,435	9,380	53.9%	31,091	28,724	8.2%

Operating Revenue

Gross operating revenue in 3Q07 was R$ 106 million, representing growth of 9.9% (R$ 10 million), while net operating revenue reached R$ 73 million, representing growth of 15.6% (R$ 10 million). The main contributing factors to this evolution in operating revenue were the increase in power sales and the distributor tariff readjustments (February, 2007).

Cost of Electric Power

The cost of electric power, comprised of power purchased for resale and the charges for the use of the transmission and distribution system was R$ 38 million in 3Q07, representing an increase of 12.3% (R$ 4 million).

Operating Costs and Expenses

Operating costs and expenses reached R$ 15 million in 3Q07, registering a reduction of 12.5% (R$ 2 million).

EBITDA

In 3Q07, EBITDA was R$ 23 million, an increase of 54.1% (R$ 8 million).

Financial Result

In 3Q07, the financial result or the net financial revenue was R$ 1 million, registering an increase of 31.9% (R$ 0.3 million).

Net Income

In 3Q07, net income was R$ 14 million, registering an increase of 53.9% (R$ 5 million).

9.1.3) Tariff Revisions

Tariff Revisions

Distribution Company	Period	Date of next Tariff Revision

CPFL Santa Cruz	Each 4 years	February 2008

CPFL Jaguariúna
CPFL Leste Paulista	Each 4 years	February 2008
CPFL Jaguari	Each 4 years	February 2008
CPFL Sul Paulista	Each 4 years	February 2008
CPFL Mococa	Each 4 years	February 2008

CPFL Paulista	Each 5 years	April 2008

RGE	Each 5 years	April 2008

CPFL Piratininga	Each 4 years	October 2011

CPFL Piratininga

On October 22, 2007, through Resolution Ratification No. 553, Aneel established the provisional result of the second periodic tariff revision for CPFL Piratininga, to take effect as from October 23, 2007.

The objective of the tariff revision is to reassess the economic-financial equilibrium of the concession and to pass on to the consumers the concessionaire’s productivity gains. Projected data over the next 12 months is utilized and each item of controllable costs is verified (Parcel B), establishing criteria and limits for the definition of efficient costing, using as a parameter a reference company defined by the regulatory authority (Aneel).

In this second cycle of tariff revisions, CPFL Piratininga electric power tariffs were readjusted by -10.11%, of which -10.94% refers to tariff repositioning and +0.83% refers to the financial components that are external to the periodic tariff revision. Due to the exclusion, from the remuneration basis, of financial components that had been added during the 2006 tariff readjustment, the average effect that will be noted by the consumers will be -15.29% .

The preliminary Xe factor rate established by Aneel was 0.73%, to be applied in real terms as a reducer in Parcel B on 2008 to 2010 tariff readjustments. (The value of Xe is provisional and the final percentage will be established together with the definition of the definitive value of tariff repositioning).

The items which constitute the readjustment authorized by Aneel are shown in the table below:

CPFL Piratininga
R$ million
Periodic Tariff Revision (October 2007)

Verified Revenue	2,136.9

Parcel A	1,423.9

Parcel B
Reference Company	244.2
Delinquency	12.6
Gross Remuneration Base	154.5
Depreciation	81.1

Total Parcel B	492.5

Required Revenue (Parcels A + B)	1,916.4
(-) Other Revenues	(13.2)

Net Required Revenue	1,903.2

Financial Components	15.8

Periodic Tariff Revision	-10.94%
Financial Components	0.83%
Periodic Tariff Revision - with Financial Components	-10.11%

Average Effect to the Consumer	-15.29%

9.1.4) Acquisition of the Franca Region Cooperative for Electrification and Development (CERFRA)

On August 27, 2007 CPFL Energia acquired for R$ 4.2 million the electric assets of CERFRA, a cooperative that serves 1,094 customers in eight different towns in the region of Franca.

With this acquisition, CPFL Energia assumes responsibility not only for the supply of electric power, but also for equipment maintenance and the expansion of service to attend the growing demand in the region. The Cooperative distributes electric power to customers in the municipalities of Franca, Ribeirão Corrente, Patrocínio Paulista, São José da Bela Vista, Guará, Ituverava and Jeriquara in the State of São Paulo and Ibiraci in the State of Minas Gerais, the majority of which are rural.

9.2) Commercialization Segment

CONSOLIDATED INCOME STATEMENT - CPFL BRASIL (R$ Thousands)	3Q07	3Q06	Var.	9M07	9M06	Var.
GROSS OPERATING REVENUES	491,915	463,516	6.1%	1,400,976	1,354,798	3.4%
Net Operating Revenues	421,875	398,865	5.8%	1,204,949	1,169,080	3.1%

EBITDA	86,637	53,080	63.2%	280,100	213,331	31.3%

NET INCOME	59,823	37,176	60.9%	190,497	147,108	29.5%

Operating Revenue

Gross operating revenue in 3Q07 was R$ 492 million, representing growth of 6.1% (R$ 28 million), while net operating revenue was R$ 422 million, representing growth of 5.8% (R$ 23 million). This rise in operating revenue is due to, among other factors, the increase of 5.9% in the volume of sales to the free market.

In 9M07, gross operating revenue was R$ 1,401 million, an increase of 3.4% (R$ 46 million), with net operating revenue standing at R$ 1,205 million, up 3.1% (R$ 36 million).

EBITDA

In 3Q07, EBITDA was R$ 87 million, registering an increase of 63.2% (R$ 34 million).

In 9M07, EBITDA was R$ 280 million, an increase of 31.3% (R$ 67 million).

Net Income

In 3Q07, net income was R$ 60 million, up 60.9% (R$ 23 million).

In 9M07, net income was R$ 190 million, an increase of 29.5% (R$ 43 million).

9.3) Generation Segment

CONSOLIDATED INCOME STATEMENT - GENERATION (R$ Thousands)	3Q07	3Q06	Var.	9M07	9M06	Var.
GROSS OPERATING REVENUES	187,152	123,872	51.1%	524,458	362,326	44.7%
Net Operating Revenues	173,029	116,773	48.2%	486,375	367,895	32.2%
Cost of Electric Power	(5,030)	(2,691)	86.9%	(19,252)	(12,181)	58.0%
Operating Costs & Expenses	(43,806)	(23,655)	85.2%	(112,876)	(68,713)	64.3%
EBIT	124,193	90,427	37.3%	354,247	287,001	23.4%

EBITDA	141,187	99,982	41.2%	406,170	317,133	28.1%

Financial Income (Expense)	(43,483)	(35,575)	22.2%	(154,154)	(101,727)	51.5%
Operating Income	80,710	54,852	47.1%	200,093	185,274	8.0%
Income Before Taxes	80,331	54,100	48.5%	199,334	184,568	8.0%

NET INCOME	53,336	34,129	56.3%	211,904	117,430	80.5%

Operating Revenue

Gross operating revenue in 3Q07 was R$ 187 million, equivalent to growth of 51.1% (R$ 63 million), due mainly to the operational start-up of the Campos Novos (Enercan) hydroelectric facility in February 2007, contributing with R$ 47 million and 516 GWh.

Net operating revenue was R$ 173 million, representing growth of 48.2% (R$ 56 million).

In 9M07, gross operating revenue reached R$ 524 million, up 44.7% (R$ 162 million), while net operating revenue rose to R$ 486 million, an increase of 32.2% (R$ 118 million).

Cost of Electric Power

The cost of electric power service in 3Q07 was R$ 5 million, representing an increase of 86.9% (R$ 2 million), mainly the result of the Enercan start-up.

Operating Costs and Expenses

Operating costs and expenses in 3Q07 were R$ 44 million, representing an increase of 85.2% (R$ 20 million). The main reasons for this variation are:

(i) Increase of 80.1% (R$ 8 million) in the item Depreciation and Amortization, resulting mainly from the merging of the controlled company Semesa with CPFL Geração (Merged Goodwill Amortization);

(ii) Increase of 302.3% (R$ 7 million) in expenditure on other operating costs, stemming mainly from the acquisition of CMS Energy (R$ 4 million) and the operational start-up of Enercan (R$ 2 million);

(iii) Increase of 74.0% (R$ 4 million) in outsourced service spending, due mainly to the operational start-up of Enercan.

EBITDA

Based on the factors described above, EBITDA in 3Q07 reached R$ 141 million, an increase of 41.2% (R$ 41 million). In 9M07, EBITDA was R$ 406 million, increasing by 28.1% (R$ 89 million).

Financial Result

In 3Q07, the financial result or net financial expense was R$ 43 million, representing a reduction of 22.2% (R$ 8 million) compared to the result of R$ 36 million in 3Q06. Items that explain this variation are:

(i) Financial Revenue: reduction of 60.4% (R$ 3 million), dropping from R$ 5 million in 3Q06 to R$ 2 million in 3Q07, caused mainly by reduced earnings on financial investments due to the fall in interest rates;

(ii) Financial Expenses: increase of 12.2% (R$ 5 million), rising from R$ 41 million in 3Q06 to R$ 45 million in 3Q07, mainly a result of the increase in debt charges (R$ 8 million), due to the operational start-up of Enercan.

Net Income

No 3Q07, net income was R$ 53 million, an increase of 56.3% (R$ 19 million).

No 9M07, net income was R$ 212 million, an increase of 80.5% (R$ 94 million).

Status of Generation Projects

Castro Alves Hydroelectric Facility (Ceran Complex)

The Castro Alves Hydroelectric Plant is in the final stage of construction (completed: 96% of civil works, 99% of equipment supply and 67% of electro-mechanical installation). The start of commercial operation is forecast for 1Q08. CPFL’s participation in this undertaking is 65%, which represents installed capacity and secured power of 84.5 MW and 41.6 medianMW, respectively.

14 de Julho Hydroelectric Facility (Ceran Complex)

The 14 de Julho Hydroelectric Plant is in the stage of construction (completed: 81.6% of civil works, 65.3% of equipment supply and 29.5% of electro-mechanical installation). The start of commercial operation is forecast for 3Q08. CPFL’s participation in this undertaking is 65%, which represents installed capacity and secured power of 65.0 MW and 32.5 medianMW, respectively.

Foz do Chapecó Hydroelectric Facility

The Foz do Chapecó Hydroelectric Plant is currently in the early stage of construction (completed: 20% of civil works and 13% of equipment supply). The start of commercial operation is forecast for 3Q10. CPFL’s participation in this undertaking is 51%, which represents installed capacity and secured power of 436.1 MW and 220.3 medianMW, respectively. Power from the Foz do Chapecó Hydroelectric Plant is already 100% contracted:

• 172.8 medianMW already contracted by the CPFL Group at a price close to 100% of the Standard Value;

• 47.5 medianMW (11% acquired in August 2006) sold on the Aneel auction of October 16, 2007, at the price of R$ 131.49/MWh.

Investor Relations

Tel.: (55) (19) 3756-6083

Fax: (55) (19) 3756-6089

E-mail: ri@cpfl.com.br

Site: www.cpfl.com.br/ir

Statement of Assets – CPFL Energia
(R$ thousands)

	Consolidated

ASSETS	09/30/07	06/30/07

CURRENT ASSETS
Cash and Banks	389,611	828,589
Consumers, Concessionaries and Licensees	2,006,111	2,027,656
Financial Investments	33,007	30,998
Recoverable Taxes	182,050	149,151
Allowance for Doubtful Accounts	(102,424)	(105,784)
Prepaid Expenses	209,233	216,946
Deferred Taxes	189,158	172,372
Materials and Supplies	15,874	15,678
Deferred Tariff Cost Variations	556,668	538,419
Derivative Contracts	282	-
Other Credits	114,836	147,836

TOTAL CURRENT ASSETS	3,594,406	4,021,861

NON-CURRENT ASSETS

Long-Term Liabilities
Consumers, Concessionaries and Licensees	203,798	190,344
Depósitos Judiciais	477,934	105,564
Financial Investments	97,757	98,851
Recoverable Taxes	98,821	96,707
Prepaid Expenses	49,683	61,478
Deferred Taxes	1,147,288	935,376
Deferred Tariff Cost Variations	259,282	341,438
Derivative Contracts	44	-
Other Credits	154,869	133,225

	2,489,476	1,962,983
Permanent Assets
Investments	2,781,957	3,052,803
Property, Plant and Equipment	6,936,297	6,758,808
Special Obbligation Linked to Concession	(891,250)	(871,105)
Deferred Charges	56,468	56,739

	8,883,472	8,997,245

TOTAL NON-CURRENT ASSETS	11,372,948	10,960,228

TOTAL ASSETS	14,967,354	14,982,089

Statement of Liabilities – CPFL Energia
(R$ thousands)

	Consolidated

LIABILITIES	09/30/07	06/30/07

CURRENT LIABILITIES
Suppliers	871,745	836,178
Accrued Interest on Debts	65,100	45,525
Accrued Interest on Debentures	71,547	66,805
Loans and Financing	1,284,852	1,360,794
Debentures	143,329	143,242
Employee Pension Plans	82,231	82,658
Regulatory Charges	79,347	70,830
Taxes, Fees and Contributions	630,237	569,228
Dividends and Interest on Equity	22,828	862,246
Accrued Liabilities	56,590	48,037
Deferred Tariff Gains Variations	227,039	217,994
Derivative Contracts	17,973	21,680
Other Accounts Payable	455,939	500,417

TOTAL CURRENT LIABILITIES	4,008,757	4,825,634

NON-CURRENT LIABILITIES
Suppliers	699	1,097
Accrued Interest on Debts	21,163	15,549
Loans and Financing	2,671,603	2,275,554
Debentures	1,730,890	1,729,878
Employee Pension Plans	676,354	709,573
Taxes, Fees and Contributions	20,771	15,604
Reserve for Contingencies	107,861	110,043
Deferred Tariff Gains Variations	62,125	95,639
Derivative Contracts	138,329	111,073
Other Accounts Payable	135,159	130,352

TOTAL NON-CURRENT LIABILITIES	5,564,954	5,194,362

NON-CONTROLLING SHAREHOLDERS' INTEREST	98,927	95,816

SHAREHOLDERS' EQUITY
Capital	4,734,790	4,734,790
Capital Reserves	16	16
Profit Reserves	131,471	131,471
Retained Earnings	428,439	-

TOTAL SHAREHOLDERS' EQUITY	5,294,716	4,866,277

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	14,967,354	14,982,089

Income Statement – CPFL Energia (R$ thousands)

	Consolidated		Variation	Consolidated		Variation
	3Q07	3Q06		9M07	9M06

OPERATING REVENUES
Eletricity Sales to Final Consumers	3,171,892	2,864,350	10.74%	9,180,698	7,970,235	15.19%
Eletricity Sales to Distributors	200,539	138,888	44.39%	485,641	376,471	29.00%
Other Operating Revenues	254,234	216,598	17.38%	711,641	600,459	18.52%

	3,626,665	3,219,836	12.64%	10,377,980	8,947,165	15.99%

DEDUCTIONS FROM OPERATING REVENUES	(1,222,832)	(1,144,309)	6.86%	(3,596,752)	(3,167,928)	13.54%

NET OPERATING REVENUES	2,403,833	2,075,527	15.82%	6,781,228	5,779,237	17.34%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,061,235)	(902,661)	17.57%	(2,906,808)	(2,464,787)	17.93%

Eletricity Network Usage Charges	(173,155)	(202,992)	-14.70%	(528,146)	(579,821)	-8.91%

	(1,234,390)	(1,105,653)	11.64%	(3,434,954)	(3,044,608)	12.82%

OPERATING COSTS AND EXPENSES
Personnel	(109,889)	(94,824)	15.89%	(313,841)	(293,022)	7.10%
Material	(14,823)	(19,496)	-23.97%	(38,179)	(44,364)	-13.94%
Outsourced Services	(92,457)	(68,189)	35.59%	(244,815)	(196,828)	24.38%
Other Operating Costs/Expenses	(59,888)	(56,338)	6.30%	(168,689)	(152,418)	10.68%
Employee Pension Plans	12,582	1,945	546.91%	37,746	5,580	576.46%
Depreciation and Amortization	(92,676)	(82,960)	11.71%	(276,908)	(238,951)	15.88%
Merged Goodwill Amortization	(8,930)	(3,756)	137.75%	(25,260)	(9,206)	174.39%

	(366,081)	(323,618)	13.12%	(1,029,946)	(929,209)	10.84%

EBITDA	880,218	791,673	11.18%	2,563,207	2,104,965	21.77%

EBIT	803,362	646,256	24.31%	2,316,328	1,805,420	28.30%

FINANCIAL INCOME (EXPENSE)
Financial Income	99,041	218,237	-54.62%	277,696	524,190	-47.02%
Financial Expenses	(222,893)	(217,162)	2.64%	(664,739)	(694,917)	-4.34%
Interest on Equity	-	-		-	-

	(123,852)	1,075	-11621.08%	(387,043)	(170,727)	126.70%

OPERATING INCOME	679,510	647,331	4.97%	1,929,285	1,634,693	18.02%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	(898)	69,663	-101.29%	5,107	71,507	-92.86%
Nonoperating Expenses	(8,737)	(8,953)	-2.41%	(19,906)	(14,445)	37.81%

	(9,635)	60,710	-115.87%	(14,799)	57,062	-125.93%

INCOME BEFORE TAXES ON INCOME	669,875	708,041	-5.39%	1,914,486	1,691,755	13.17%

Social Contribution	(60,777)	(66,190)	-8.18%	(177,740)	(158,560)	12.10%
Income Tax	(178,126)	(186,885)	-4.69%	(463,188)	(449,939)	2.94%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-CONTROLLING SHAREHOLDERS' INTEREST	430,972	454,966	-5.27%	1,273,558	1,083,256	17.57%

Non-Controlling Shareholders' Interest	(2,533)	(64)	3857.81%	(2,744)	(94)	2819.15%
Extraordinary Item net of Tax Effects	-	(8,141)	100.00%	-	(24,420)	100.00%
Reversal of Interest on Equity	-	-		-	-

NET INCOME	428,439	446,761	-4.10%	1,270,814	1,058,742	20.03%

EARNINGS PER SHARE (R$)	0.89	0.93	-4.10%	2.65	2.21	20.03%

Income Statement – Distribution – Consolidated (Pro-forma)
(R$ thousands)

	Consolidated		Variation	Consolidated		Variation
	3Q07	3Q06		9M07	9M06

OPERATING REVENUES
Eletricity Sales to Final Consumers	3,025,816	2,726,403	10.98%	8,789,792	7,609,427	15.51%
Eletricity Sales to Distributors	14,458	17,104	-15.47%	47,458	41,477	14.42%
Other Operating Revenues	240,526	208,871	15.16%	688,233	582,494	18.15%

	3,280,800	2,952,378	11.12%	9,525,483	8,233,398	15.69%

DEDUCTIONS FROM OPERATING REVENUES	(1,168,416)	(1,101,540)	6.07%	(3,460,635)	(3,081,221)	12.31%

NET OPERATING REVENUES	2,112,384	1,850,838	14.13%	6,064,848	5,152,177	17.71%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,041,292)	(857,420)	21.44%	(2,983,078)	(2,437,733)	22.37%

Eletricity Network Usage Charges	(170,416)	(201,033)	-15.23%	(513,929)	(574,514)	-10.55%

	(1,211,708)	(1,058,453)	14.48%	(3,497,007)	(3,012,247)	16.09%

OPERATING COSTS AND EXPENSES
Personnel	(98,057)	(87,090)	12.59%	(282,769)	(268,351)	5.37%
Material	(12,368)	(17,394)	-28.90%	(33,814)	(40,065)	-15.60%
Outsourced Services	(75,758)	(55,583)	36.30%	(201,793)	(164,942)	22.34%
Other Operating Costs/Expenses	(48,193)	(52,375)	-7.98%	(143,596)	(140,184)	2.43%
Employee Pension Plans	12,353	1,944	535.46%	37,059	5,580	564.15%
Depreciation and Amortization	(77,131)	(72,599)	6.24%	(232,038)	(207,975)	11.57%
Merged Goodwill Amortization	(5,390)	(3,756)	43.50%	(14,641)	(9,206)	59.04%

	(304,544)	(286,853)	6.17%	(871,592)	(825,143)	5.63%

EBITDA	656,983	571,950	14.87%	1,888,356	1,510,570	25.01%

EBIT	596,132	505,532	17.92%	1,696,249	1,314,787	29.01%

FINANCIAL INCOME (EXPENSE)
Financial Income	81,911	200,291	-59.10%	235,778	402,745	-41.46%
Financial Expenses	(118,907)	(148,153)	-19.74%	(360,407)	(469,619)	-23.26%
Interest on Equity	-	-	0.00%	(34,238)	(81,500)	-57.99%

	(36,996)	52,138	-170.96%	(158,867)	(148,374)	7.07%

OPERATING INCOME	559,136	557,670	0.26%	1,537,382	1,166,413	31.80%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	(1,076)	6,904	-115.59%	1,724	8,702	-80.19%
Nonoperating Expenses	(8,134)	(6,035)	34.78%	(18,918)	(11,527)	64.12%

	(9,210)	869	-1159.84%	(17,194)	(2,825)	508.64%

INCOME BEFORE TAXES ON INCOME	549,926	558,539	-1.54%	1,520,188	1,163,588	30.65%

Social Contribution	(47,627)	(51,650)	-7.79%	(135,300)	(108,517)	24.68%
Income Tax	(140,942)	(143,808)	-1.99%	(381,154)	(301,761)	26.31%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-CONTROLLING SHAREHOLDERS' INTEREST	361,357	363,081	-0.47%	1,003,734	753,310	33.24%

Extraordinary Item net of Tax Effects	-	(8,079)	100.00%	-	(24,236)	100.00%
Non-Controlling Shareholders' Interest	(107)	(8,862)	-98.79%	(319)	(12,993)	-97.54%
Reversal of Interest on Equity	-	-	0.00%	34,238	81,500	-57.99%

NET INCOME	361,250	346,140	4.37%	1,037,653	797,581	30.10%

Income Statement – Generation – Consolidated (Pro-forma)
(R$ thousands)

	Consolidated		Variation	Consolidated		Variation
	3Q07	3Q06		9M07	9M06

OPERATING REVENUES
Eletricity Sales to Final Consumers	927	785	18.09%	2,651	897	195.54%
Eletricity Sales to Distributors	183,621	121,746	50.82%	517,337	357,749	44.61%
Other Operating Revenues	2,604	1,341	94.18%	4,470	3,680	21.47%

	187,152	123,872	51.08%	524,458	362,326	44.75%

DEDUCTIONS FROM OPERATING REVENUES	(14,123)	(7,099)	98.94%	(38,083)	5,569	-783.84%

NET OPERATING REVENUES	173,029	116,773	48.18%	486,375	367,895	32.20%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(578)	(8)	7125.00%	(1,838)	(4,986)	-63.14%

Eletricity Network Usage Charges	(4,452)	(2,683)	65.93%	(17,414)	(7,195)	142.03%

	(5,030)	(2,691)	86.92%	(19,252)	(12,181)	58.05%

OPERATING COSTS AND EXPENSES
Personnel	(5,202)	(4,868)	6.86%	(16,664)	(13,652)	22.06%
Material	(692)	(389)	77.89%	(1,532)	(1,038)	47.59%
Outsourced Services	(9,888)	(5,683)	73.99%	(21,498)	(16,068)	33.79%
Other Operating Costs/Expenses	(9,687)	(2,408)	302.28%	(19,536)	(7,117)	174.50%
Employee Pension Plans	229	-		687	-
Depreciation and Amortization	(18,566)	(10,307)	80.13%	(54,333)	(30,838)	76.19%
Merged Goodwill Amortization	-	-		-	-

	(43,806)	(23,655)	85.19%	(112,876)	(68,713)	64.27%

EBITDA	141,187	99,982	41.21%	406,170	317,133	28.08%

EBIT	124,193	90,427	37.34%	354,247	287,001	23.43%

FINANCIAL INCOME (EXPENSE)
Financial Income	1,952	4,934	-60.44%	10,682	20,649	-48.27%
Financial Expenses	(45,435)	(40,509)	12.16%	(128,610)	(122,376)	5.09%
Interest on Equity	-	-	0.00%	(36,226)	-	100.00%

	(43,483)	(35,575)	22.23%	(154,154)	(101,727)	51.54%

OPERATING INCOME	80,710	54,852	47.14%	200,093	185,274	8.00%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	-	12	-100.00%	5	58	-91.38%
Nonoperating Expenses	(379)	(764)	-100.00%	(764)	(764)	-100.00%

	(379)	(752)	-49.60%	(759)	(706)	7.51%

INCOME BEFORE TAXES ON INCOME	80,331	54,100	48.49%	199,334	184,568	8.00%

Social Contribution	(7,081)	(4,961)	42.73%	(16,662)	(16,417)	1.49%
Income Tax	(18,950)	(14,948)	26.77%	(6,030)	(50,537)	-88.07%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-CONTROLLING SHAREHOLDERS' INTEREST	54,300	34,191	58.82%	176,642	117,614	50.19%

Non-Controlling Shareholders' Interest	(964)	-		(964)	-
Extraordinary Item net of Tax Effects	-	(62)	-100.00%	-	(184)	-100.00%
Reversal of Interest on Equity	-	-		36,226	-	100.00%

NET INCOME	53,336	34,129	56.28%	211,904	117,430	80.45%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.